                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934


                               WESTWOOD ONE, INC.
                               ------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)


                                   961815107
                                   ---------
                                 (CUSIP Number)


                              Gary L. Worobow, Esq.
                              Metro Networks, Inc.
                          681 Fifth Avenue, 10th Floor
                            New York, New York 10022
                                  212-832-9500
                          ----------------------------
                    (Name, Address, and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                  June 1, 1999
                                  ------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

                               Page 1 of 9 pages
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                                  SCHEDULE 13D

CUSIP NO. 961815107                                           PAGE 2 OF 9 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Metro Networks, Inc.     76-0505148
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    Not Applicable
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           None
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          8,000,000(1)
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    None
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,000,000(1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     21.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

(1) Includes 3,000,000 shares of Common Stock issuable upon the exercise of currently exercisable warrants.


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                                  SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER.

                  The class of equity securities to which this statement on
Schedule 13D relates is the common stock, $.01 par value (the "Common Stock"), of Westwood One, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 9540 Washington Boulevard, Culver City, California 90232.

ITEM 2. IDENTITY AND BACKGROUND.

                  The Reporting Person is Metro Networks, Inc., a Delaware corporation. The Reporting Person's principal business address is 2800 Post Oak Boulevard, Suite 4000, Houston, Texas 77056.

                  The Reporting Person is an outsource provider of traffic reporting services and a supplier of local news, sports, weather, video news and other information programming services to the television and radio broadcast industries.

                  Set forth in Appendix A attached hereto and incorporated herein by reference are the names, business addresses, principal occupation and citizenship of each executive officer and director of the Reporting Person.

                  During the last five years, neither the Reporting Person, nor to the Reporting Person's knowledge, any executive officer or director of the Reporting Person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  In order to induce the Reporting Person to enter into an Agreement and Plan of Merger (the "Merger Agreement"), dated as of June 1, 1999, among the Company, Copter Acquisition Corp. ("CAC"), a wholly-owned subsidiary of the Company, and the Reporting Person, Infinity Broadcasting Corporation ("Infinity"), a stockholder of the Company, entered into a Voting Agreement, dated as of June 1, 1999 (the "Voting Agreement"), with the Reporting Person. The Voting Agreement relates solely to the vote of Infinity's shares of the Company with respect to the issuance of shares of the Company's Common Stock (the "Share Issuance") in connection with the proposed merger of CAC with and into the Reporting Person (the "Merger") as contemplated by the Merger Agreement at the meeting of the Company's stockholders scheduled to be held later in 1999. Infinity entered into the Voting Agreement as a condition to, and in consideration for, the Reporting Person entering into the Merger Agreement and received no other consideration for entering into the Voting Agreement.

ITEM 4. PURPOSE OF TRANSACTION.

                  The Reporting Person entered into the Voting Agreement for the purpose of facilitating the approval by the stockholders of the Company of the Share Issuance. Infinity has agreed with the Reporting Person to vote (or cause to be voted) all capital stock of the Company held of record or beneficially owned by Infinity or its wholly-owned subsidiaries in favor of the Share Issuance. Infinity has also given the Reporting Person an irrevocable proxy to vote such shares of the Company's capital stock for the foregoing purposes. The Merger Agreement provides, among other things, for the Merger, with the Reporting Person continuing as the surviving corporation in the Merger. In addition, upon the consummation of the Merger, David

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Saperstein, an executive officer and director of the Reporting Person, will become a director of the Company.

                  Pursuant to the Merger, other than shares held in the treasury of the Reporting Person, all shares of capital stock of the Reporting Person will be exchanged for shares of capital stock of the Company. Following consummation of the Merger, the Reporting Person will be a wholly owned subsidiary of the Company. The foregoing descriptions of the Merger Agreement and the Voting Agreement do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement and the Voting Agreement, a copy of each of which has been files as a exhibit to this Schedule 13D and is incorporated herein by reference.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

                  (a) As of the close of business on June 1, 1999, the Reporting Person beneficially owned, within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), 8,000,000 shares of Common Stock. Such amount includes (i) 5,000,000 shares of Common Stock of which Infinity is the record owner, but which the Reporting Person may be deemed to be the beneficial owner as a result of the Voting Agreement, and (ii) 3,000,000 shares of Common Stock issuable upon the exercise of currently exercisable warrants (the "Warrants") of which Infinity is the record owner, but which the Reporting Person may be deemed to be beneficial owner as a result of the Voting Agreement. Based on 35,054,730 shares of Common Stock outstanding as of June 1, 1999 (as represented by the Company in the Merger Agreement) and 3,000,000 shares of Common Stock issuable upon the exercise of the Warrants, the Reporting Person beneficially owns 21.0% of the outstanding Common
Stock of the Company.

                  (b) Pursuant to the Voting Agreement, Infinity agreed with the Reporting Person that Infinity would, among other things, vote (or cause to be voted) all shares of capital stock of the Company held of record or beneficially owned by Infinity or any of its wholly-owned subsidiaries in favor of the Share Issuance. In addition, Infinity agreed to appoint representatives of the Reporting Person as proxies to vote all capital stock of the Company held of record or beneficially owned by Infinity or any of its wholly-owned subsidiaries in favor of the Share Issuance. As a result, and based on the fact that the Voting Agreement relates solely to the vote on the Share Issuance, the Reporting Person shares the power to vote the 5,000,000 shares of Common Stock and the 3,000,000 shares of Common Stock issuable upon the exercise of the Warrants, of which Infinity is the record owner, but which the Reporting Person may be deemed to be the beneficial owner as a result of the Voting Agreement with Infinity.

                  (c) Except as set forth or incorporated by reference herein, neither the Reporting Person, nor, to the best of its knowledge, any executive officer or director of the Reporting Person, has effected any transaction in the Common Stock during the past 60 days.

                  (d) Not applicable.

                  (e) Not applicable.

ITEM 6. CONTRACTS ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Other than the Merger Agreement, the Voting Agreement and the proxy granted therewith, there are no contracts, understandings, or relationships (legal or otherwise)


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among the persons named in item 2 hereof and between such persons or any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. The foregoing descriptions and of the Merger Agreement and the Voting Agreement do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement and the Voting Agreement, a copy of each of which has been filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.


                 Exhibit 1 Voting Agreement, dated as of June 1, 1999, between Metro Networks, Inc. and Infinity Broadcasting Corporation.


                 Exhibit 2 Agreement and Plan of Merger, dated as of June 1, 1999, among Metro Networks, Inc., Copter Acquisition Corp. and Westwood One, Inc. (incorporated by reference to Exhibit 2.1 to the Reporting Person's Report on Form 8-K filed on June 10, 1999).



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                                   SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 10, 1999

                                             METRO NETWORKS, INC.

                                             By: /s/ David I. Saperstein
                                                 ----------------------------

                                   APPENDIX A

            EXECUTIVE OFFICERS AND DIRECTORS OF METRO NETWORKS, INC.


       NAME, TITLE AND CITIZENSHIP                           PRINCIPAL OCCUPATION AND BUSINESS ADDRESS
       ---------------------------                           -----------------------------------------
       David I. Saperstein                                   Chief Executive Officer
       Executive Officer and Director (USA)                  Metro Networks, Inc.
                                                             2800 Post Oak Blvd.
                                                             Houston, Texas 77056

       Charles I. Bortnick                                   President
       Executive Officer and Director (USA)                  Metro Networks, Inc.
                                                             2800 Post Oak Blvd.
                                                             Houston, Texas 77056

       Shane E. Coppola                                      Executive Vice President
       Executive Officer and Director (USA)                  Metro Networks, Inc.
                                                             681 Fifth Avenue, 10th Floor
                                                             New York, New York 10022

       Timothy D. McMillin                                   Senior Vice President and Chief Financial Officer
       Executive Officer (USA)                               Metro Networks, Inc.
                                                             2800 Post Oak Blvd.
                                                             Houston, Texas 77056

       Gary L. Worobow                                       Senior Vice President, General Counsel
       Executive Officer and Director (USA)                  and Secretary
                                                             Metro Networks, Inc.
                                                             681 Fifth Avenue, 10th Floor
                                                             New York, New York 10022

       Ivan N. Shulman                                       Senior Vice President, Marketing
       Executive Officer (USA)                               Metro Networks, Inc.
                                                             2800 Post Oak Blvd.
                                                             Houston, Texas 77056

       D. Patrick LaPlatney                                  Senior Vice President, Television
       Executive Officer (USA)                               Metro Networks, Inc.
                                                             2800 Post Oak Blvd.
                                                             Houston, Texas 77056

       John R. Tomlinson                                     Senior Vice President, News
       Executive Officer (USA)                               Metro Networks, Inc.
                                                             Merchandise Mart Plaza, Suite 1547
                                                             Chicago, Illinois 60654

       James A. Arcara                                       Private Investor
       Director (USA)                                        2105 Gulf of Mexico Drive
                                                             Long Boat, Florida 34228


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



Dennis F. Holt                                         President and Chief Financial Officer
Director (USA)                                         Western International Media Corporation
                                                       8544 Sunset Blvd.
                                                       Los Angeles, CA 90069

Robert M. Miggins                                      Management Consultant
Director (USA)                                         6414 Senford Avenue
                                                       Los Angeles, CA 90056

Kenin M. Spivak                                        Chairman and Chief Executive Officer
Director (USA)                                         Telemac Corporation
                                                       9701 Wilshire Blvd., Suite 1205
                                                       Beverly Hills, CA 90212




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                                 EXHIBIT INDEX

                  EXHIBIT
                    NO.                    DESCRIPTION
                  -------                  -----------
                     1         Voting Agreement, dated as of June 1, 1999,
                               between Metro Networks, Inc. and Infinity
                               Broadcasting Corporation.


                     2         Agreement and Plan of Merger, dated as of June 1,
                               1999, among Metro Networks, Inc., Copter
                               Acquisition Corp. and Westwood One, Inc.
                               (incorporated by reference to Exhibit 2.1 to the Reporting Person's Report on Form 8-K filed on
                               June 10, 1999).